Exhibit k(2)

ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENT

           AGREEMENT made as of the 15th day of August, 2002, between HSBC ABSOLUTE RETURN PORTFOLIO LLC (the “Company”), a Delaware limited liability company, having its principal place of business at 452 Fifth Avenue, New York, NY 10018 and BISYS FUND SERVICES OHIO, INC. (“BISYS”), a Delaware corporation having its principal place of business at 3435 Stelzer Road, Columbus, OH 43219, and HSBC ASSET MANAGEMENT (AMERICAS) INC., a New York corporation having its principal place of business at 452 Fifth Avenue, New York, NY 10018.

           WHEREAS, HSBC Asset Management (Americas) Inc. serves as both the investment adviser (the "Adviser") and administrator (the "Administrator") to the Company;

           WHEREAS, the Company is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and currently intends to invest its assets primarily in “Investment Funds,” as that term is defined in the Confidential Memorandum of the Company dated August 2002 (as amended and in effect from time to time, the “Confidential Memorandum”);

           WHEREAS, the Company desires that BISYS perform certain accounting and financial reporting; administrative and tax allocation services for the Company, as well as certain investor services relating to the investors that are admitted as members of the Company (“Members”) under the Limited Liability Company Agreement of the Company (the “LLC Agreement”); and

           WHEREAS, BISYS is willing to perform such services on the terms and conditions set forth in this Agreement.

           NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

           1.     Services as Fund Accountant and Sub-Administrator.

(a)	Maintenance of Books and Records. BISYS will keep and maintain the following books and records pursuant to Rule 31a-1 (the “Rule”) under the 1940 Act:

(i)	Journals containing an itemized daily record in detail of all purchases and sales of securities (including interests in Investment Funds), all receipts and disbursements of cash and all other debits and credits, as required by subsection (b)(1) of the Rule;

(ii)	General and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(i) of the Rule;

(iii)	Separate ledger accounts required by subsections (b)(2)(ii) and (iii) of the Rule; and

(iv)	A monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

(b)	Performance of Accounting Services. In addition to the maintenance of the books and records specified above, BISYS shall perform the following accounting services (monthly, unless expressly provided otherwise):

(i)	Calculate the net asset value of the Company and the balance of each Member’s capital account, utilizing prices for the securities held in the Fund’s portfolio (including interests in Investment Funds) obtained from sources approved by the Fund, or as provided by the Adviser;

(ii)	Verify and reconcile with the custodian and Adviser all trade activity;

(iii)	Reconcile cash balances to bank statements on a daily basis;

(iv)	Verify the net asset value calculation prior to release to Members, check and confirm the net asset values for reasonableness and deviations;

(v)	Determine unrealized appreciation and depreciation, other than Investment Funds, on securities held;

(vi)	Post Fund transactions to appropriate general ledger categories;

(vii)	Accrue expenses (including management fees and fees payable to service providers) according to budgets prepared in accordance with sub-paragraph (d)(iv) of this Section 1;

(viii)	Monitor and report to the Company and its custodian the outstanding receivables and payables for all (1) security trades, (2) transactions in limited liability company interests (“Interests”) in the Company and (3) income and expense accounts; and

(ix)	Post summary Member activity and reconcile balances, including receivables and payables.

(c)	Special Reports and Services.

(i)	BISYS may provide additional special reports upon the request of the Company or the Adviser, which may result in an additional charge, the amount of which shall be agreed upon between the parties.

(ii)	BISYS may provide such other similar services as may be reasonably requested by the Company, which may result in an additional charge, the amount of which shall be agreed upon between the parties.

(d)	Additional Accounting & Financial Administration Services. BISYS shall also perform the following additional accounting and administrative services for each Fund, without additional compensation:

(i)	Provide monthly hard copy reports of unaudited financial information as described below, upon request of the Company. The reports will include the following items:

Schedule of Investments Trial Balance Income Statement Unrealized Gain/Loss Report Statement of Changes in Net Assets

(ii)	Provide and prepare accounting information for the following:

(A)	registration statements on Form N-2 and other required reports to shareholders and filings relating to the Interests;

(B)	the annual audit by the Company's auditors;

(C)	examinations performed by the SEC; and

(D)	Supplemental tax information and IRS Form 1099 or equivalent to Directors and fund non-corporate vendors.

(iii)	Provide accounting reports in connection with the Company’s regular annual audit and other audits and examinations by regulatory agencies;

(iv)	Prepare and monitor fund expense budgets and coordinate cash disbursements for fund expenses;

(v)	Provide such periodic reports as the parties shall agree upon, at such times that the parties agree upon, as set forth in a separate writing, including without limitation reports used in preparation of financial reports, regulatory fillings, compliance reporting, total return and tax reporting;

(vi)	Prepare and file semi-annual and annual financial statements and any related filings such as N-30D;

(vii)	Prepare and file Form N-SAR;

(viii)	Calculate and distribute all standard performance information; and

(ix)	Prepare financial materials for Board books;

(e)	Partnership Accounting Services.

(i)	provide data required to prepare federal and state income tax returns, including Schedule K-1s, after receiving year-end adjustments from the Company’s auditors and any book to tax adjustments required (the Company acknowledging that it shall obtain all tax consulting services from its independent accountants);

(ii)	review and reconcile the payment of distributions to Members;

(iii)	Allocate profit and loss to Member accounts;

(iv)	Calculate and produce Member tax records;

(v)	obtain tax identification numbers from the Internal Revenue Service;

(A)	provide assistance and advice to the Company and the Administrator on federal income tax matters relating to the Services hereunder;

(B)	if requested, prepare and file the Company’s annual federal and state income tax returns and K-1s (if applicable), subject to the additional fee set forth in Schedule A attached hereto; and

(vi)	perform such additional services that Administrator or the Company may, from time to time reasonably request; provided, however, that, to the extent that the performance of any of such other services requires BISYS to incur additional costs, and BISYS notifies Administrator thereof promptly after such request, such services shall be provided in exchange for such additional compensation that is agreed upon by the parties.

(f)	Additional Services as Sub-Administrator.

(i)	Compliance Services. Assist in developing compliance procedures and compliance checklists, and provide compliance monitoring services incorporating certain of those procedures, which will include, among other matters, compliance with the Company’s investment objective, defined investment policies and restrictions, as are determinable based upon the Company’s accounting records; prepare and maintain a fund-specific compliance manual; and oversee and assist with regulatory audits.

(ii)	Blue Sky Services. Prepare such reports, applications and documents as may be necessary or desirable to report sales of Interests with, and to claim any applicable exemptions from, state securities authorities; monitor the sale of Interests for compliance with state securities laws, and file with the appropriate state securities authorities the registration statements and reports for the Company and the Interests and all amendments thereto, as may be necessary or convenient to register and keep effective the registration of the Company and the Interests, or any exemption from registration, with state securities authorities.

(iii)	Additional Legal &Sub-Administration Services. BISYS shall perform, the following additional legal and administration services:

(A)	Prepare, produce and distribute board meeting materials, including but not limited to agendas, proposed resolutions, and relevant sections of the board materials pertaining to the responsibilities of BISYS;

(B)	Provide appropriate personnel to attend board meetings;

(C)	Administer contracts on behalf of the Company with, among others, the Adviser, distributor, custodian, and fund accountant;

(D)	Maintain records on behalf of the Company, including, but not limited to, minute books, and LLC Agreement;

(E)	Advise the Company and the Board on matters concerning the Company and its affairs; and notify the Board or the Administrator of issues requiring consideration by the Board; and

(F)	Obtain and keep in effect fidelity bonds and directors and officers/errors and omissions insurance policies for the Company in accordance with the requirements of Rules 17g-1 and 17d-1(7) under the 1940 Act as such bonds and policies are approved by the Board, and file such notices and copies of such bonds as required under the 1940 Act.

BISYS shall also perform upon request such other legal/administration services as may be requested from time to time. In each case, the Company or Administrator shall notify BISYS in writing of the scope of the specific services to be provided; the commencement date (and, if applicable, termination date) for rendering such services; and the location (i.e. whether at the offices of the Administrator or BISYS) where the books and records related thereto shall be maintained.

(g)	Transfer Agent/Investor Services.

BISYS shall also maintain Member accounts on its investor recordkeeping systems, and provide the following investor services in connection therewith:

(i)	Produce and mail monthly investor statements;

(ii)	Post investor transactions and mail confirmations;

(iii)	Balance daily transaction activity;

(iv)	Maintain Member information files;

(v)	Complete cash settlement between the Company, custodian, NSCC and Members;

(vi)	Reconcile DDAs;

(vii)	Microfiche and/or imaging of all subscription applications and source documentation;

(viii)	Prepare daily open items report;

(ix)	Coordinate development of systematic enhancements;

(x)	Generate user defined reports from BISYS’ investor recordkeeping system, subject to such charges as may be quoted and agreed upon in accordance with Section 3(b) hereof;

(xi)	Complete quality assurance review of transactions;

(xii)	Track and report sales activity;

(xiii)	Coordinate and monitor movement and escrow money for subscriptions and redemptions and reconcile with the Company's bank account;

(xiv)	Administer escrow accounts per Administrator instructions;

(xv)	Mail tender offer documentation to Members; and

(xvi)	Calculate Member tender amounts.

2.     Compensation.

           The Company shall pay BISYS compensation for the services to be provided by BISYS under this Agreement in accordance with, and in the manner set forth in Schedule A attached hereto.

           3.     Reimbursement of Expenses and Miscellaneous Service Fees.

(a)	In addition to paying BISYS the fees provided in Section 2 and Schedule A, the Company agrees to reimburse BISYS for its reasonable out-of-pocket expenses in providing services hereunder, including without limitation the following:

(i)	All freight and other delivery and bonding charges incurred by BISYS in delivering materials to and from the Company or the Administrator;

(ii)	The cost of microfilm or microfiche of records or other materials;

(iii)	All systems-related expenses associated with the provision of special reports and services;

(iv)	Costs of postage, couriers, stock computer paper, statements, labels, envelopes, checks, reports, letters, tax forms, proxies, notices or other forms of printed material (including the costs of preparing and printing all printed materials) which shall be required by BISYS for the performance of the services to be provided hereunder;

(v)	All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by BISYS in communication with the Administrator, the Company, the Adviser, dealers, public accountants or others as required for BISYS to perform the services to be provided hereunder;

(vi)	Costs, if any, associated with record retention on behalf of Company or the Administrator;

(vii)	Costs of fulfillment, if requested;

(viii)	Costs of settlements, including NSCC transaction fees, if applicable;

(ix)	Bank account charges;

(x)	Expenses related to the use of FundSERV, if applicable;

(xi)	Any expenses BISYS shall incur at the written direction of an officer of the Company (other than an employee of BISYS) thereunto duly authorized; and

(xii)	Any additional expenses reasonably incurred by BISYS in the performance of its duties and obligations under this Agreement, except as otherwise provided in this Agreement.

(b)	In addition, BISYS shall be entitled to receive the following fees:

(i)	Systems development fees billed at an hourly rate of $150 per hour, as approved by the Company;

(ii)	Fees for ad hoc or customized reports, billed at an agreed upon rate;

(iii)	All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by BISYS in communication with the Administrator, the Company, the Adviser or custodian, dealers, public accountant’s or others as required for BISYS to perform the services to be provided hereunder; and

(iv)	Fees for the development of custom interfaces, billed at a mutually agreed upon rate.

           4.     Standard of Care; Uncontrollable Events; Limitation of Liability.

                      BISYS shall use reasonable professional diligence to ensure the accuracy of all services performed under this Agreement, but shall not be liable to the Company for any action taken or omitted by BISYS in the absence of bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties. The duties of BISYS shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against BISYS hereunder.

                      BISYS shall maintain adequate and reliable computer and other equipment necessary or appropriate to carry out its obligations under this Agreement. Upon the Company's reasonable request, BISYS shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the services provided hereunder. Notwithstanding the foregoing or any other provision of this Agreement, BISYS assumes no responsibility hereunder, and shall not be liable for, any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control. Events beyond BISYS' reasonable control include, without limitation, force majeure events. Force majeure events include natural disasters, actions or decrees of governmental bodies, and communication lines failures that are not the fault of either party. In the event of force majeure, computer or other equipment failures or similar events beyond its reasonable control, BISYS shall follow applicable procedures in its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize any service interruption.

                      NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL BISYS, ITS AFFILIATES OR ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE FOR CONSEQUENTIAL DAMAGES, REGARDLESS OF WHETHER BISYS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

           5.     Term.

                      This Agreement shall become effective as of the date first written above and shall continue in effect for three (3) years, until August 15, 2005 (the "Initial Term"). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one (1) year periods ("Rollover Periods"). Notwithstanding the foregoing, this Agreement may be terminated by either party upon one hundred eighty (180) days prior written notice given at any time during the Initial Term or any Renewal Term. Except as provided in the foregoing sentence, this Agreement may be terminated only (i) by provision of a notice of non-renewal in the manner set forth below, (ii) by mutual agreement of the parties, or (iii) for "cause," as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause. Written notice of non-renewal must be provided at least ninety (90) days prior to the end of the Initial Term or any Rollover Period, as the case may be.

                      For purposes of this Agreement, "cause" shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. BISYS shall not terminate this Agreement pursuant to clause (a) above based solely upon the Company's failure to pay an amount to BISYS which is the subject of a good faith dispute, if (i) the Company is attempting in good faith to resolve such dispute with as much expediency as may be possible under the circumstances, and (ii) the Company continues to perform its obligations hereunder in all other material respects (including paying all fees and expenses not subject to reasonable dispute hereunder).

                      Notwithstanding the foregoing, following any such termination, in the event that BISYS in fact continues to perform any one or more of the services contemplated by this Agreement (or any Schedule or exhibit hereto) with the consent of the Company, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Fees and out-of-pocket expenses incurred by BISYS but unpaid by the Company upon such termination shall be immediately due and payable upon and notwithstanding such termination. BISYS shall be entitled to collect from the Company, in addition to the fees and disbursements provided by Sections 2 and 3 hereof, the amount of all of BISYS' cash disbursements in connection with BISYS' activities in effecting such termination, including without limitation, the delivery to the Company and/or its distributor or investment adviser and/or other parties of the Company's property, records, instruments and documents.

                      If, for any reason other than (i) nonrenewal, (ii) mutual agreement of the parties, or (iii) termination of BISYS for "cause" hereunder, or (iv) a termination pursuant to a notice of termination specifying a termination date at least one hundred eighty (180) days after the notice is given, BISYS' services are terminated hereunder, BISYS is replaced as fund accountant sub-administrator, or investor services agent, or if a third party is added to perform all or a part of the services provided by BISYS under this Agreement (excluding any Sub-Fund Accountant appointed as provided in Section 1 hereof), then the Company shall make a one-time cash payment, in consideration of the fee structure and services to be provided under this Agreement, and not as a penalty, to BISYS equal to the balance that would be due BISYS for its services hereunder during the next six (6) months, assuming for purposes of the calculation of the one-time payment that the fees that would be earned by BISYS for each month shall be based upon the average assets, and corresponding fees payable to BISYS, during the twelve (12) months prior to the date that services terminate, BISYS is replaced or a third party is added.

                      In the event the Company is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidated in part or in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages provision set forth above shall be applicable in those instances in which BISYS is not retained to provide fund accounting and administration services consistent with this Agreement. The one-time cash payment referenced above shall be due and payable on the day prior to the first day in which services are terminated, BISYS is replaced or a third party is added.

                      The parties further acknowledge and agree that, in the event services are terminated, BISYS is replaced, or a third party is added, as set forth above, (i) a determination of actual damages incurred by BISYS would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate BISYS for damages incurred and is not intended to constitute any form of penalty.

           6.     Indemnification.

                      The Company agrees to indemnify and hold harmless BISYS, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses of every nature and character arising out of or in any way relating to BISYS' actions taken or omissions with respect to the performance of services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to BISYS by the Company, the adviser, administrator or custodian thereof; provided that this indemnification shall not apply to actions or omissions of BISYS in cases of its own bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties; and further provided that prior to confessing or settling any claim against it which may be the subject of this indemnification, BISYS shall give the Company written notice of and reasonable opportunity to defend against said claim in its own name or in the name of BISYS.

                      BISYS shall indemnify, defend, and hold the Company, its affiliates, and their officers, Directors, employees and agents harmless from and against any and all claims, actions and suits and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) resulting directly and proximately from BISYS' willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder.

                      The indemnification rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. In order that the indemnification provisions contained herein shall apply, however, it is understood that if in any case a party may be asked to indemnify or hold the other party harmless, the indemnifying party shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnified party will use all reasonable care to identify and notify the indemnifying party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the indemnifying party, but failure to do so in good faith shall not affect the rights hereunder except to the extent the indemnifying party is materially prejudiced thereby.

                      The indemnifying party shall be entitled to participate at its own expense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the indemnifying party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. If the indemnifying party does not elect to assume the defense of suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by the indemnified party. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

           7.     Record Retention and Confidentiality.

                      BISYS shall keep and maintain on behalf of the Company all books and records which the Company and BISYS is, or may be, required to keep and maintain pursuant to any applicable statutes, rules and regulations, including without limitation Rules 31a-1 and 31a-2 under the 1940 Act, relating to the maintenance of books and records in connection with the services to be provided hereunder. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the 1940 Act which are prepared or maintained by BISYS on behalf of the Company shall be prepared and maintained at the expense of BISYS, but shall be the property of the Company and will be surrendered promptly to the Company on request, and made available for inspection by the Company or by the Securities and Exchange Commission at reasonable times.

                      In case of any request or demand for the inspection of such records by another party, BISYS shall notify the Company and follow the Company's instructions as to permitting or refusing such inspection; provided that BISYS may exhibit such records in any case where (i) disclosure is required by law, (ii) BISYS is advised by counsel that it may incur liability for failure to make a disclosure, (iii) BISYS is requested to divulge such information by duly-constituted authorities or court process, or (iv) BISYS is requested to make a disclosure by the Company. BISYS shall provide the Company with reasonable advance notice of disclosure pursuant to items (i) - (iii) of the previous sentence, to the extent reasonably practicable.

           8.     Activities of BISYS.

                      The services of BISYS rendered to the Company hereunder are not to be deemed exclusive. BISYS is free to render such services to others and to have other businesses and interests. It is understood that Directors, officers, employees and Members of the Company are or may be or become interested in BISYS, as officers, employees or otherwise and that partners, officers and employees of BISYS and its counsel are or may be or become similarly interested in the Company as a Member or otherwise.

           9.     Reports.

                      BISYS shall furnish to the Company and to its properly authorized auditors, investment advisers, examiners, distributors, dealers, underwriters, salesmen, insurance companies and others designated by the Company in writing, such reports and at such times as are prescribed pursuant to the terms and the conditions of this Agreement to be provided or completed by BISYS, or as subsequently agreed upon by the parties pursuant to an amendment hereto. The Company agrees to examine each such report or copy promptly and will report or cause to be reported any errors or discrepancies therein. In the event that errors or discrepancies, except such errors and discrepancies as may not reasonably be expected to be discovered by the recipient after conducting a diligent examination, are not so reported promptly, a report will for all purposes be accepted by and binding upon the Company and any other recipient, and BISYS shall have no liability for errors or discrepancies therein and shall have no further responsibility with respect to such report.

           10.     Rights of Ownership.

                      All computer programs and procedures employed or developed by or on behalf of BISYS to perform services required to be provided by BISYS under this Agreement are the property of BISYS. All records and other data except such computer programs and procedures are the exclusive property of the Company and all such other records and data shall be furnished to the Company in appropriate form as soon as practicable after termination of this Agreement for any reason.

           11.     Return of Records.

                           BISYS may at its option at any time, and shall promptly upon the Company's demand, turn over to the Company and cease to retain BISYS' files, records and documents created and maintained by BISYS pursuant to this Agreement which are no longer needed by BISYS in the performance of its services or for its legal protection. If not so turned over to the Company, such documents and records will be retained by BISYS for six years from the year of creation. At the end of such six-year period, such records and documents will be turned over to the Company unless the Company authorizes in writing the destruction of such records and documents.

           12.     Bank Accounts

                      The Company shall establish and maintain such bank accounts with such bank or banks as are selected by the Company or the Administrator, as are necessary in order that BISYS may perform the services required to be performed hereunder. In connection with such account or accounts, the Company shall be deemed the customer of the relevant bank for all purposes. To the extent that the performance of such services shall require BISYS directly to disburse amounts for payment of dividends, redemption proceeds or other purposes, the Company shall provide such bank or banks with all instructions and authorizations necessary for BISYS to effect such disbursements.

           13.     Representations and Warranties.

                      (a)     The Company represents and warrants that: (1) as of the close of business on the effective date of this Agreement, the Company has authorized unlimited Interests, or a sufficient number of Interests to include all Interests issued and outstanding, and (2) this Agreement has been duly authorized by the Company and, when executed and delivered by the Company, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

                      (b)     BISYS represents and warrants that: (1) the various procedures and systems which BISYS has implemented with regard to safeguarding from loss or damage attributable to fire, theft, or any other cause the records, and other data of the Company and BISYS’s records, data, equipment facilities and other property used in the performance of its obligations hereunder are adequate and that it will make such changes therein from time to time as are reasonably required for the secure performance of its obligations hereunder, and (2) this Agreement has been duly authorized by BISYS and, when executed and delivered by BISYS, will constitute a legal, valid and binding obligation of BISYS, enforceable against BISYS in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

           14.     Insurance.

                      BISYS shall maintain a fidelity bond covering larceny and embezzlement and an insurance policy with respect to directors and officers errors and omissions coverage in amounts that are appropriate in light of its duties and responsibilities hereunder. Upon the request of the Company, BISYS shall provide evidence that coverage is in place. BISYS shall notify the Company should its insurance coverage with respect to professional liability or errors and omissions coverage be canceled. Such notification shall include the date of cancellation and the reasons therefore. BISYS shall notify the Company of any material claims against it with respect to services performed under this Agreement, whether or not they may be covered by insurance, and shall notify the Company should the total outstanding claims made by BISYS under its insurance coverage materially impair, or threaten to materially impair, the adequacy of its coverage.

           15.     Information Furnished by the Company.

                      The Company has furnished to BISYS the following, as amended and current as of the effective date of this Agreement:

(a)	Copies of the LLC Agreement and of any amendments thereto, certified by an officer of the company.

(b)	Copies of the following documents:

1.	Certified copies of resolutions of the Directors covering the following matters:

A.	Approval of this Agreement and authorization of a specified officer of the Company to execute and deliver this Agreement and authorization for specified officers of the Company to instruct BISYS hereunder; and

B.	Authorization of BISYS to act as fund accountant and sub-administrator for the Company.

2.	The Valuation Procedures adopted by the Fund.

(c)	A list of all officers of the Company and any other persons (who may be associated with the Company or its investment advisor), together with specimen signatures of those officers and other persons, who are authorized to instruct BISYS in all matters.

(d)	Two copies of the Confidential Memorandum of the Company.

(e)	The Administration Agreement between the Company and the Administrator.

           16.     Information Furnished by BISYS.

                      BISYS has furnished to the Company evidence of the following:

(a)	Approval of this Agreement by BISYS, and authorization of a specified officer of BISYS to execute and deliver this Agreement; and

(b)	Authorization of BISYS to act as fund accountant and sub-administrator for the Company.

           17.     Amendments to Documents.

           The Company shall furnish BISYS written copies of any amendments to, or changes in, any of the items referred to in Section 16 hereof forthwith upon such amendments or changes becoming effective. In addition, the Company agrees that no amendments will be made to the Confidential Memorandum of the Company which might have the effect of changing the procedures employed by BISYS in providing the services agreed to hereunder or which amendment might affect the duties of BISYS hereunder unless the Company first obtains BISYS' approval of such amendments or changes, which approval shall not be withheld unreasonably.

           18.     Legal Advice; Reliance on Confidential Memorandum and Instructions.

           BISYS shall notify the Company at any time BISYS believes that it is in need of the advice of counsel to the Company with regard to BISYS' responsibilities and duties pursuant to this Agreement. The Company shall authorize counsel to the Company to give such advice to BISYS, however, this Agreement shall not obligate counsel to the Company to give such advice. BISYS may rely upon the advice of counsel to the Company or any other counsel authorized by the Company, and shall in no event be liable to the Company or any holder of Interests for any action reasonably taken pursuant to such advice.

           As to the services to be provided hereunder, BISYS may rely conclusively upon the terms of the Confidential Memorandum of the Company to the extent that such services are described therein, as well as the minutes of Board meetings (if applicable) and other records of the Company unless BISYS receives written instructions to the contrary in a timely manner from the Company or the Administrator.

           As to any matter covered by the Administration Agreement, BISYS shall be authorized to act upon any instructions provided to it by the Administrator that are not clearly inconsistent with the terms of this Agreement. Also, BISYS shall be protected in acting upon any document, which it reasonably believes to be genuine and to have been signed or presented by the proper person or persons. BISYS will not be held to have notice of any change of the Administrator's authority under the Administration Agreement, or any change of authority of any officers, employees or agents of the Company or the Administrator until receipt of written notice thereof from the Company or the Administrator.

          19.     Compliance with Law.

           Except for the obligations of BISYS set forth in Section 8 hereof, the Company assumes full responsibility for the preparation, contents and distribution of each Confidential Memorandum of the Company as to compliance with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the 1940 Act. Except as expressly provided herein, the Company shall be solely responsible for its compliance with the Securities Act, the 1940 Act and any other laws, rules and regulations of governmental authorities having jurisdiction over the Company. BISYS shall have no obligation to take cognizance of any laws relating to the sale of Interests. BISYS will comply with all laws applicable to BISYS in connection with the rendering of services under this Agreement.

          20.     Notices.

           Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Company, to HSBC ABSOLUTE RETURN PORTFOLIO LLC, 452 Fifth Avenue, New York, New York 10018, Attn: __________, with a copy to_________, Attn:_________; and if to BISYS, to it at 3435 Stelzer Road, Columbus, Ohio 43219; Attn: President, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

          21.     Assignment.

           This Agreement and the rights and duties hereunder shall not be assignable by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

           22.     Governing Law and Matters Relating to the Company as a Delaware Limited Liability Company.

           This Agreement shall be governed by and provisions shall be construed in accordance with the laws of the State of New York, subject to any applicable provisions of the 1940 Act. It is expressly agreed that the obligations of the Company hereunder shall not be binding upon any of the Members, nominees, officers, agents or employees of the Company personally, but shall bind only the property of the Company. The execution and delivery of this Agreement have been authorized by the Board, and this Agreement has been signed and delivered by an authorized officer of the Company, acting as such, and neither such authorization by the Board nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Company as provided in the LLC Agreement.

          23.     Privacy.

           Nonpublic personal financial information relating to consumers or customers of the Company provided by, or at the direction of the Company to BISYS, or collected or retained by BISYS to perform its duties shall be considered confidential information. BISYS shall not give, sell or in any way transfer such confidential information to any person or entity, other than affiliates of BISYS except at the direction of the Company or as required or permitted by law. BISYS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to consumers or customers of the Company. The Company represents to BISYS that it has adopted a Statement of its privacy policies and practices as required by the Securities and Exchange Commission's Regulation S-P and agrees to provide BISYS with a copy of that statement annually.

          24.     Miscellaneous.

(a)	Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)	This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supercedes all prior negotiations, understandings and agreements bearing upon the subject matter covered herein.

(c)	This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(d)	No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto. The parties hereto may amend such procedures as may be set forth herein by written agreement as may be appropriate or practical under the circumstances, and BISYS may conclusively assume that any special procedure which has been approved by an executive officer of the Company (other than an officer or employee of BISYS) does not conflict with or violate any requirements of the LLC Agreement, or then-current Confidential Memorandum, or any rule, regulation or requirement of any regulatory body.

* * * * *

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

HSBC ABSOLUTE RETURN PORTFOLIO LLC

By: _________________________________

Title: ________________________________

BISYS FUND SERVICES OHIO, INC.

By: _________________________________

Title: ________________________________

HSBC ASSET MANAGEMENT (AMERICAS) INC.

By: _________________________________

Title: ________________________________

SCHEDULE A

TO THE ADMINISTRATION, ACCOUNTING
AND INVESTOR SERVICES AGREEMENT
BETWEEN
HSBC ABSOLUTE RETURN PORTFOLIO LLC
AND
BISYS FUND SERVICES OHIO, INC.

Fee*

8 basis points (0.08%) up to $250 million in total assets
6 basis points (0.06%) above $250 million and up to $500 million in total assets
4 basis points (0.04%) above $500 million in total assets

______________
*Fees are stated in basis points, and are applied as an annual rate based on average net assets to the respective asset levels indicated above.

Notwithstanding the foregoing, there will be a minimum annual fee of $75,000

In addition, there will be a fee of $50 per Member for every Member over 100.

An additional fee of $5,000 will be charged for the preparation of the annual federal and state partnership income tax return and schedule K-1s if the Company desires that BISYS prepare and file these returns in accordance with Section 1(e)(v) of this Agreement.

Out-of-pocket Expenses and Miscellaneous Service Fees:

BISYS shall be entitled to be reimbursed for all reasonable out-of-pocket expenses including, but not limited to, the expenses set forth in Section 3 of this Agreement to which this Schedule A is attached. In addition, BISYS shall be entitled to receive miscellaneous service fees in accordance with Section 3 of this Agreement.

Cost-of-Living Adjustment:

All minimum and fixed fees payable under this Agreement shall be adjusted for increase annually beginning in year two. Such adjustment shall be tied to increases in the Consumer Price Index as of the effective date of this Agreement.